Filed Pursuant to Rule 424(b)(3)
PROSPECTUS	Registration No. 333-258984

ONCOTELIC THERAPEUTICS, INC.

70,618,065 Shares of Common Stock

This prospectus relates to the offer and sale of up to 70,618,065 shares of Common Stock of Oncotelic Therapeutics, Inc., a Delaware corporation (the “Company”) by the selling stockholders identified herein. The shares of Common Stock being registered hereunder (the “Shares”) include 42,737,500 shares of Common Stock issuable upon exercise of common stock purchase warrants (the “Warrants”), 4,000,000 shares of Common Stock issuable upon conversion of convertible debentures (the “Debentures”), and 23,880,565 shares of Common Stock issuable upon conversion of convertible notes (the “Notes”) held by the selling stockholders. The Warrants, Debentures and Notes were issued by the Company to the selling stockholders in various transactions that occurred from time to time between April 2018 and August 2021 (the “Equity Transactions”). See the section titled “The Corporate Equity Transactions” in this prospectus for a description of these Equity Transactions.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder, but we will receive proceeds from the exercise of the Warrants, if exercised in cash.

The selling stockholders may sell the shares of Common Stock described in this prospectus in a number of different ways, and the prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will bear the costs relating to the registration of these shares. See Plan of Distribution for more information about how the selling stockholders may sell the shares of Common Stock being registered pursuant to this prospectus.

Our Common Stock is currently listed on the OTCQB Market under the symbol “OTLC”. On August 20, 2021, the last reported sale price of our Common Stock was $0.13 per share.

Investing in our Common Stock involves a high degree of risk. You should review carefully the risks and uncertainties described under “Risk Factors” beginning on page 5 of this prospectus, and under similar headings in any amendments or supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 24, 2021.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. While this summary highlights what we consider to be important information about us, you should carefully read this entire prospectus before investing in our Common Stock, especially the risks and other information we discuss under the headings “Risk Factors”, our “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes incorporated by reference in this prospectus. Unless the context otherwise requires, the words “Oncotelic Therapeutics, Inc.” “Oncotelic,” “we,” “the Company,” “us” and “our” refer to Oncotelic Therapeutics, Inc., a Delaware corporation. “

Overview

The Company’s lead product candidate, OT-101, is being developed as a broad-spectrum anti-cancer drug that can also be used in combination with other standard cancer therapies to establish an effective multi-modality treatment strategy for difficult-to-treat cancers. Together, we plan to initiate phase 3 clinical trials for OT-101 in both high-grade glioma and pancreatic cancer. During Phase 2 clinical trials in pancreatic cancer, melanoma, and colorectal cancers (“Study P001”) and in high-grade gliomas (“Study G004”), meaningful clinical benefits were observed and OT-101 exhibited a favorable safety profile. These clinical benefits included long-term survival and meaningful tumor reduction. Both partial and complete responses have been observed in the Study G004 Phase 2 clinical trial of OT-101 as a single agent in patients with aggressive brain tumors.

The Company’s self-immunization protocol (“SIP™”) is based on novel and proprietary sequential treatment of cancers with OT-101 (an antisense against TGF-ß2) and chemotherapies. This sequential treatment strategy is aimed at achieving effective self-immunization against a patients’ own cancer, resulting in robust therapeutic immune response and consequently better control of the cancer and improved survival. Prolonged states of being cancer-free have been observed in some patients with the most aggressive forms of cancer, raising a renewed hope for a potential cure. The use of OT-101 lifts the suppression of the patient’s immune cells around the cancer tissue, providing the foundation for an effective initial priming, which is critical for a successful immune response. The subsequent chemotherapy results in the release of neoantigens that result in a robust boost of the immune response. We believe that a rational combination of the Company’s SIP™ platform with immune-modulatory drugs like interleukin 2 (“IL-2”) and/or immune checkpoint inhibitors has the potential to help achieve sustained and robust immune responses in patients with the most difficult-to-treat forms of cancer.

The Company is also working on developing OT-101 as a possible drug candidate that can be deployed in various epidemic and pandemic diseases, such as Severe Acute Respiratory Syndrome (“SARS”) the release of neoantigens that result in a robust boost of the immune response. We believe that a rational combination and Application (“IND”) with the United States Food and Drug Administration (“FDA”) to permit the Company to conduct clinical trials to prove the efficacy of OT-101 against COVID-19. The Company had initiated clinical trials in Latin America to evaluate the efficacy of OT-101 against COVID-19 and expects preliminary results before the end of the fiscal year 2021. The Company plans to initiate the Company’s Phase 2 clinical trial of OT-101, a TGF-β antisense, for the treatment of patients with mild to severe COVID-19 infection. The multi-center, double blind, randomized, placebo-control study pas planned to evaluate the safety and efficacy of OT-101 in combination with standard of care on two patient groups – (1) mild or moderate disease, and (2) severe disease requiring mechanical ventilation or intubation. The Company discontinued enrollment in its OT-101 clinical trial in patients with COVID-19 in June 2021. The trial completed randomization of 32 out of 36 patients planned, on an intent to treat basis. The discontinuance of the trial was due to the continuing rise of more severe variants in Latin America, leading to exhaustion of medical care infrastructure in Latin America.

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In addition, the Company is developing Artemisinin as an Ayurvedic therapeutic under the product names ARTIVedaTM (when marketed within India), and ArtiShieldTM (when marketed outside of India) (ARTIVedaTM and ArtiShieldTM are collectively referred to herein as “ARTIVedaTM”). Artemisinin, purified from a plant Artemisia Annua, has exhibited an ability to inhibit TGF-β activity and neutralize COVID-19. The Company’s test results during an in vitro study at Utah State University showed Artemisinin having an EC50 of 0.45 ug/ml, and a Safety Index of 140. Artemisinin can target multiple viral threats including COVID-19 by suppressing both viral replication and clinical symptoms that arise from viral infection. Viral replication cannot occur without TGF-β. Artemisinin also has been reported to have antiviral activities against hepatitis B and C viruses, human herpes viruses, HIV-1, influenza virus A, and bovine viral diarrhea virus in the low micromolar range. TGF-β surge and cytokine storm cannot occur without TGF-β. In a clinical study undertaken in India, clinical consequences related to the TGF-β surge, including ARDS and cytokine storm, were suppressed by targeting TGF-β with Artemisinin. The clinical study (“ARTI-19”) showing these results was a global study, enrolling at least 120 patients. The number of patients planned to be enrolled in the ARTI-19 trial increases the total aggregate number of patients using ARTIVedaTM to 3,000. The ARTI-19 trials were conducted by Windlas Biotech Private Limited (“Windlas”), the Company’s business partner in India, as part of the Company’s global effort at deploying ARTIVedaTM across India, Africa, and Latin America. The Windlas study evaluates the safety and efficacy of Artemisia Absinthium Powder 500mg capsule of ARTIVedaTM in the treatment of adults with COVID-19. Data from ARTI-19 is expected by end of the fourth quarter of the fiscal year 2021. The ARTI-19 trial was registered under the Clinical Trials Registry India (“CTRI”) with three active sites and additional sites to be added as the trial progresses and expands. ARTI-19 was conducted with Windlas as part of the plan for the Company’s global effort at deploying PulmohealTM, a product package of ARTIVedaTM, our artificial intelligence (“AI”) cough application (“ArtiHealth”), and our AI post marketing survey (“PMS”), across India, Africa, and Latin America. We continue to evaluate to seek approval, and subsequently launch PulmoHealTM, with or without local partners, in various countries within the regions planned.

In January 2021 and subsequently in February 2021, the Company announced preliminary results for ARTI-19 trials for ARTIVeda™. The interim results announced were, as previously disclosed above, based on 120 randomized patients across 3 sites in India. We reported positive topline results in April 2021, and we expect final data as soon as available. Upon completion of the trial results and obtaining regulatory approval for the use in India, it is the Company’s objective to file for Emergency Use Authorization (“EUA”) with regulatory authorities around the world, including India, the United States, the United Kingdom, countries in Africa and Latin America; discussions regarding EUA with several of these authorities have commenced.

No adverse events were reported that required discontinuation of treatment. When ARTIVeda™ was added to the standard of care (“SOC”), more patients recovered faster than SOC alone. Of the 39 patients, 31 patients (79.5%) being treated with ARTIVeda™ became asymptomatic after 5-day of therapy. In comparison, only 12 of the 21 control patients (57.1%) treated with SOC alone became asymptomatic on day 5 (P=0.028, Fisher’s exact test). For the sicklier patients (WHO scale 4), the median time to becoming asymptomatic was only 5 days for the ARTIVeda + SOC group (N=18), as compared to 14 days for the SOC alone group (N=10) (P=0.004, Log-rank test).These data sets provide clinical support that targeting the TGF-β pathway with ARTIVeda™ may contribute to a faster recovery of patients with mild to moderate COVID-19. The trend was more pronounced with higher initial disease status. Log rank statistics: WHO-scale 2,3,4: p= 0.0369 /RR = 1.476 (0.8957-2.433), WHO-scale 3,4: p= 0.026/ RR = 1.581 (0.9094-2.747), WHO-scale 4: p= 0.0043/ RR = 2.038 (0.9961-4.168). RR = rate ratio for recovery. The Company has published the results of the trial in certain renowned publications.

In addition to ARTIVeda™, the Company has also developed and launched ArtiHealth and the PMS, and when packaged with ARTIVedaTM , are packaged as a product offering under the name PulmoHeal™. PulmoHeal™ is a full evaluation package of drug and assessment platforms for COVID-19, and other respiratory disease patients. Windlas has launched ArtiHealth on Amazon.in, Flipkart, and 1mg.com. The platform has been powered by the Company’s AI supercomputing and AI platform in conjunction with IBM. Initially, the cough assessment will be powered by Salcit Pvt. Ltd.’s (“Salcit”) AI module. Per Salcit, their AI module has overall accuracy in predicting the pattern of the disease at 91.97%, sensitivity at 87.2%, and specificity at 93.69%.

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Our artificial intelligence subsidiary, PointR, develops and deploys high performance cluster computers and AI technologies as a supercomputing grid that can be layered in and interconnected to create an all-point mesh to harvest operational data within manufacturing plants, hospitals, clinics, and phase I units. These grids provide real-time, localized decision-making, harvesting complex data from structured and unstructured sources. The deployment of this supercomputing grid enables data capture and insight extraction in real time in blocks which are chained into blockchain ledger records serving as immutable transactions for stakeholders such as regulatory agencies, caretakers, insurers, payers, and manufacturers. The PointR grid can integrate and fuse data from any type of sensors or collection devices. For example, the Vision platform is a network of activity detection cameras functionalized with AI algorithms to monitor, evaluate, and archive real time visual data as a series of metadata entries in a Blockchain ledger. In the pharmaceutical industry, PointR’s AI combined with Blockchain will be used in the entire life cycle of a drug: discovery, clinical trials and manufacturing. Leveraging its deep partnership with IBM, the PointR team will combine its own AI Vision technology with industry standard Blockchain to transform drug manufacturing and real-world evidence monitoring for clinical trials. The combined system has the potential to automatically record individual key steps in Current Good Manufacturing Practice regulations enforced by the FDA (“CGMP”) for manufacturing operations including the flow of people, raw materials and operations in trusted perpetual blockchain ledgers that are indisputable. This has the potential to create much more efficient CGMP manufacturing operations while simultaneously improving reliability and data security. The Company is also developing AI driven telehealth and other applications, that would be used in health monitoring and supporting the Company’s various clinical programs. The PointR technology is planned to be transferred into Edgepoint. Edgepoint also plans to redeploy TrustPoint, a tested technology for CGMP drug manufacturing relieving human errors in supply chain and increasing compliance with warehouse operating procedures. For example, the warehouse module of TrustPoint will automatically create a shopping list from standard templates and alert supply chain personnel to collect and deliver a list of raw materials to manufacturing. To support the anti-viral drug program, Edgepoint is developing ArtiHealth. Protected by patents and partnership with IBM Watson Health Research the Edgepoint App allows patients to cough and speak into the Edgepoint App that can be operated either by a nurse or by the end-user patient at home. The Edgepoint App is part of the Company’s Telehealth platform to remotely monitor patient’s progression of disease. The Company’s clinical trials of ARTIVedaTM will deploy the Edgepoint App to COVID-19 patients in the study to collect and score data by medical professionals. The data will be used by the AI to predict and diagnose patients as a de-novo software as a medical device. After regulatory approvals, the Edgepoint App will be bundled with ARTIVedaTM to be prescribed by physicians. Patients will be able to self-monitor progression of their respiratory condition with the Edgepoint App as much as they check their temperature with a thermometer. The Edgepoint App virtualizes and expands the use of spirometers in the form of a software app.

We have seven primary drug and AI technology programs we are seeking to advance:

●	OT-101 - an antisense against TGF-β2 – for the treatment of solid tumors with focus on brain cancer in adult and DIPG in children. RPD for pediatric DIPG granted by US FDA.

●	OT-101 - an antisense against TGF-β2 –for the treatment of various viruses, including the SARS and the current COVID-19, on its own and in conjunction with other compounds.

●	Artemisinin – a natural derivative from an Asian herb Artemisia Annua - Artemisinin has shown to be highly potent at inhibiting the ability of the COVID-19 causing virus to multiply while also having an excellent safety index.

●	CA4P- a vascular disrupting agent (“VDA”)- in combination with Ipilimumab for the treatment of solid tumors with focus on melanoma in adult and pediatric melanoma. On May 4th, 2020, FDA granted Rare Pediatric Disease Designation for CA4P/ Fosbretabulin for the treatment of stage IIB–IV melanoma due to genetic mutations that disproportionately affect pediatric patients as a drug for a “rare pediatric disease”.

●	Oxi4503- a second generation VDA- for the treatment of liquid tumors with focus on childhood leukemia. RPD application for pediatric AML submitted to US FDA and favorable initial response obtained.

●	Backoffice support using PointR fabric cluster computing grids for blockchain/AI for pharmaceutical manufacturing and clinical monitoring and PointR AI Navigator for drug development.

●	Developing AI based technologies to enhance and support the development and commercialization of our Artemisinin based products.

Risk Factors

Our business is subject to substantial risk. Please carefully consider the section titled “Risk Factors” beginning on page 5 of this prospectus for a discussion of the factors you should carefully consider before deciding to purchase securities that may be offered in this prospectus.

Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. You should be able to bear a complete loss of your investment.

Corporate Information

Oncotelic Therapeutics, Inc. (also d/b/a Mateon Therapeutics, Inc.), was formed in the State of New York in 1988 as OXiGENE, Inc., was reincorporated in the State of Delaware in 1992, changed its name to Mateon Therapeutics, Inc. in 2016 and to Oncotelic Therapeutics, Inc. in November 2020. Oncotelic conducts business activities through Oncotelic and its wholly-owned subsidiaries, Oncotelic, Inc., a Delaware corporation, PointR Data, Inc. (“PointR”), a Delaware corporation, and EdgePoint AI, Inc. (“Edgepoint”), a Delaware Corporation for which there are non-controlling interests, (Oncotelic, Oncotelic Inc., PointR and Edgepoint are collectively called the “Company”).

The Company is evaluating the further development of its other product candidates OXi4503 as a treatment for acute myeloid leukemia and myelodysplastic syndromes and CA4P in combination with a checkpoint inhibitor for the treatment of advanced metastatic melanoma. Our principal corporate office is in the United States at 29397 Agoura Road, Suite 107, Agoura Hills, CA 91301 (telephone: 650-635-7000). Our Internet address is www.oncotelic.com.

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The Offering

Shares of Common Stock offered by the selling stockholders	70,618,065 shares of Common Stock, par value $0.01 per share (the “Shares”), including 42,737,500 shares of Common Stock issuable upon exercise of common stock purchase warrants, 4,000,000 shares of Common Stock issuable upon conversion of convertible debentures, and 23,880,565 shares of Common Stock issuable upon conversion of convertible notes.

Shares of Common Stock outstanding before this offering	371,354,911 shares of Common Stock, which amount excludes the Shares that may be offered and sold by the selling stockholders identified herein.

Shares of Common Stock to be outstanding assuming and after giving effect to the issuance of 70,618,065 shares issuable upon exercise of the Warrants and conversion of the Debentures and Notes registered hereunder	441,972,976 shares of Common Stock.

Use of proceeds	We will receive no proceeds from the sale of shares of Common Stock by the selling stockholders in this offering. We will receive proceeds upon cash exercises, if any, of the Warrants. See Use of Proceeds.

Terms of this offering	The selling stockholders, including their transferees, donees, pledgees, assignees and successors-in-interest, may sell, transfer or otherwise dispose of any or all of the shares of Common Stock offered by this prospectus from time to time on the OTCQB Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. The shares of Common Stock may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices.

OTC Market symbol	Our Common Stock is listed on the OTCQB Market under the symbol “OTLC”.

Risk Factors	Investing in our Common Stock involves a high degree of risk. You should review carefully the risks and uncertainties described in or incorporated by reference under the heading “Risk Factors” in this prospectus, the documents we have incorporated by reference herein, and under similar headings in other documents filed after the date hereof and incorporated by reference into this prospectus. See Incorporation of Certain Information by Reference and Where You Can Find More Information.

Unless otherwise noted, the number of shares of our Common Stock prior to and after this offering is based on 371,354,911 shares outstanding as of August 10, 2021 and excludes:

●	42,737,500 shares of Common Stock that have been reserved for issuance upon exercise of outstanding common stock purchase warrants, with a weighted average exercise price of $0.20 per share;

●	3.801 shares of Common Stock reserved for issuance upon exercise of outstanding stock options under our 2005 Stock Plan (the “2005 Plan”), with a weighted average exercise price of $14.88 per share;

●	7,790,261 shares of Common Stock reserved for issuance upon exercise of outstanding stock options under our Amended and Restated 2015 Equity Incentive Plan (the “2015 Plan”), with a weighted average exercise price of $0.440 per share;

●	19,258,591 shares of Common Stock reserved for future issuance in connection with future grants under our 2015 Plan;

●	1,650,000 shares of Common Stock reserved for issuance upon exercise of outstanding stock options under our 2017 Equity Incentive Plan (the “2017 Plan”), with a weighted average exercise price of $0.305 per share;

●	350,000 shares of Common Stock reserved for future issuance in connection with future grants under our 2017 Plan; and

●	23,880,565 shares of Common Stock reserved for issuance upon conversion of convertible notes and debentures.

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RISK FACTORS

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021, which are incorporated by reference into this prospectus, as well as our other filings with the SEC, include material risk factors relating to our business. Those risks and uncertainties are not the only risks and uncertainties that we face. Additional risks and uncertainties that are not presently known to us or that we currently deem immaterial or that are not specific to us, such as general economic conditions, may also materially and adversely affect our business and operations. If any of those risks and uncertainties actually occur, our business, financial condition or results of operations could be harmed substantially. In such a case, you may lose all or part of your investment. You should carefully consider the risks and uncertainties described below and incorporated by reference herein, and all other information contained in or incorporated by reference into this prospectus, as updated by our subsequent filings under the Exchange Act, before making an investment decision with respect to our Common Stock.

Risks Related to this Offering

The price of our Common Stock is volatile, and is likely to continue to fluctuate due to reasons beyond our control; a limited public trading market may cause volatility in the price of our Common Stock.

The market price of our Common Stock has been, and likely will continue to be, highly volatile. Factors, including our financial results or our competitors’ financial results, clinical trial and research development announcements and government regulatory action affecting our potential products in both the United States and foreign countries, have had, and may continue to have, a significant effect on our results of operations and on the market price of our Common Stock. We cannot assure you that an investment in our Common Stock will not fluctuate significantly. One or more of these factors could significantly harm our business and cause a decline in the price of our Common Stock in the public market. Substantially all of the shares of our Common Stock issuable upon exercise of outstanding options and warrants have been registered or are likely to be registered for resale or are available for sale pursuant to Rule 144 under the Securities Act, and may be sold from time to time. As of August 10, 2021, we had approximately 371,354,911 shares of Common Stock underlying currently outstanding warrants and options. Sales of any of these shares on the market, as well as future sales of our Common Stock by existing stockholders, or the perception that sales may occur at any time, could adversely affect the market price of our Common Stock.

Our Common Stock is currently quoted on the OTCQB Market. The quotation of our Common Stock on the OTCQB Market does not assure that a meaningful, consistent and liquid trading market currently exists, and in recent years such market has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies like us. Our Common Stock is subject to this volatility. Sales of substantial amounts of Common Stock, or the perception that such sales might occur, could adversely affect prevailing market prices of our Common Stock and our stock price may decline substantially in a short time and our stockholders could suffer losses or be unable to liquidate their holdings.

Our Common Stock is currently subject to the “Penny Stock” Rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

As of June 30, 2021, we had net tangible assets of less than $0.7 million and our Common Stock had a market price per share of less than $5.00. As a result, transactions in our Common Stock are subject to the SEC’s “penny stock” rules. The designation of our Common Stock as a “penny stock” likely limits the liquidity of our Common Stock. Prices for penny stocks are often not available to buyers and sellers and the market may be very limited. Penny stocks are among the riskiest equity investments. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. The document provides information about penny stocks and the nature and level of risks involved in investing in the penny stock market. A broker must also provide purchasers with bid and offer quotations and information regarding broker and salesperson compensation and make a written determination that the penny stock is a suitable investment for the purchaser and obtain the purchaser’s written agreement to the purchase. Many brokers choose not to participate in penny stock transactions. Because of the penny stock rules, there may be less trading activity in penny stocks. Because shares of our Common Stock are currently subject to these penny stock rules, your ability to trade or dispose of shares of our Common Stock may be adversely affected.

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We may not be able to achieve secondary trading of our stock in certain states because our Common Stock is no longer nationally traded, which could subject our stockholders to significant restrictions and costs.

Our Common Stock is not currently eligible for trading on the Nasdaq Capital Market or on a national securities exchange. Therefore, our Common Stock is subject to the securities laws of the various states and jurisdictions of the United States in addition to federal securities law. While we may register our Common Stock or qualify for exemptions for our Common Stock in one of more states, if we fail to do so the investors in those states where we have not taken such steps may not be allowed to purchase our stock or those who presently hold our stock may not be able to resell their shares without substantial effort and expense. These restrictions and potential costs could be significant burdens on our stockholders.

Issuance of additional equity securities may adversely affect the market price of our Common Stock.

We were authorized to issue up to 750,000,000 shares of our Common Stock. As of August 10, 2021, we had 371,354,911 shares of Common Stock issued and outstanding, including 1,019,303 shares of Common Stock to be issued. As of August 10, 2021, we also had approximately 42,737,500 warrants outstanding, approximately 9,444,062 options and approximately 23,880,565 shares of Common Stock issuable upon conversion of convertible notes. To the extent that additional shares of Common Stock are issued or options and warrants are exercised, holders of our Common Stock will experience dilution. In addition, in the event of any future issuances of equity securities or securities convertible into or exchangeable for Common Stock, holders of our Common Stock may experience dilution.

We are also currently authorized to issue up to 15,000,000 shares of preferred stock. As of August 10, 2021, we had no shares of preferred stock outstanding. Our Board of Directors is authorized to issue preferred stock without any action on the part of our stockholders. Our Board of Directors also has the power, without stockholder approval, to set the terms of any such preferred stock that may be issued, including voting rights, conversion rights, dividend rights, preferences over our Common Stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our Common Stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our Common Stock, the market price of our Common Stock could decrease. Any provision permitting the conversion of any such preferred stock into our Common Stock could result in significant dilution to the holders of our Common Stock.

We also consider from time to time various strategic alternatives that could involve issuances of additional common or preferred stock, including but not limited to acquisitions and business combinations.

We have no plans to pay dividends on our Common Stock, and you may not receive funds without selling your Common Stock.

We have not declared or paid any cash dividends on our Common Stock, nor do we expect to pay any cash dividends on our Common Stock for the foreseeable future. We currently intend to retain any future earnings, if any, to finance our operations and growth and, potentially, for future stock repurchases and, therefore, we have no plans to pay cash dividends on our Common Stock. Any future determination to pay cash dividends on our Common Stock will be at the discretion of our Board of Directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual restrictions, and other factors that our board of directors deems relevant.

Accordingly, you may have to sell some or all of your Common Stock in order to generate cash from your investment in the Company. You may not receive a gain on your investment when you sell our Common Stock and may lose the entire amount of your investment.

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CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Prospectus, including in the documents incorporated by reference into this Prospectus, includes some statements that are not purely historical and that are “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our management’s expectations, hopes, beliefs, intentions and/or strategies regarding the future, including our financial condition and results of operations. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Prospectus are based on current expectations and beliefs concerning future developments and the potential effects on the parties and the transaction. There can be no assurance that future developments actually affecting us will be those anticipated. These that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following forward-looking statements involve a number of risks, uncertainties (some of which are beyond the parties’ control) or other assumptions.

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THE CORPORATE EQUITY TRANSACTIONS

The Company has financed its operations, in part, through the issuance and sale of equity and debt securities, including the issuance of the Warrants, Debentures and Notes. Information about the transactions resulting in the issuance of the Warrants and Notes follows below:

April 2018 Warrants

On April 12, 2018, we entered into subscription agreements certain investors in connection with the sale of an aggregate of 59.5 units (the “2018 Units”), at a purchase price of $50,000 per 2018 Unit. The 2018 Units were sold as part of a private placement (the “2018 Private Placement”). Each 2018 Unit consisted of 250,000 shares of Common Stock, Series A Warrants to purchase up to 125,000 shares of Common Stock at an exercise price of $0.20 per share, and Series B Warrants to purchase up to 125,000 shares of Common Stock at an exercise price of $0.20 per share (the “2018 Warrants”). The estimated net proceeds from the 2018 Private Placement were $2.4 million.

In February 2020, the Company offered to cancel the 2018 Warrants and to reissue new warrants with an exercise price of $0.20 per share (the “Reissue Warrants”) to such warrant holders. Holders of 15,237,500 warrants opted to participate in the reissuance. All other terms of the Reissue Warrants remained the same as the 2018 Warrants.

An aggregate of 15,237,500 shares of Common Stock issuable upon conversion of the 2020 Reissue Warrants are included in this prospectus and being registered hereunder. If all of the 2020 Reissue Warrants are exercised for cash, we will receive gross proceeds of $3,047,500.

April 2019 Convertible Debentures

On April 17, 2019, the Company entered into a Securities Purchase Agreement (the “Bridge SPA”) with the Vuong Trieu, Ph. D., the Chief Executive Officer of the Company, and another investor (the “Bridge Investor”) with a commitment to purchase convertible notes in the aggregate of $400,000.

On April 23, 2019, the Company entered into a convertible note with Vuong Trieu, Ph. D. (the “Trieu Note”). The Trieu Note has a principal balance of $164,444, including a 10% OID of $16,444, resulting in net proceeds of $148,000, with a maturity date of April 23, 2022. Upon the occurrence of certain events of default, the Buyer, amongst other remedies, has the right to charge a penalty in a range of 18% to 40% dependent on the specific default event. Amounts due under the Convertible Note may also be converted into shares (the “Trieu Conversion Shares”) of the Company’s Common Stock at any time, at the option of the holder, at a conversion price of $0.10 per share (the “Fixed Price”), at the lower of the Fixed Price or 65% of the Company’s lowest traded price after the 180th day or at the lower of the Fixed Price or 55% of the Company’s traded stock price under certain circumstances. The Company has agreed to, at all times, reserve and keep available out of its authorized Common Stock a number of shares equal to at least two times the full number of Conversion Shares. The Company may redeem the Convertible Note at rates of 110% to 140% rates over the principal balance dependent on certain events and redeem the value with accrued interest thereon, if any.

On April 23, 2019, pursuant to the Bridge SPA the Company entered into Convertible Note Tranche #1 (“Tranche #1”) with the Bridge Investor. Tranche #1 has a principal balance of $35,556, an OID of $3,556, resulting in net proceeds of $32,000, with a maturity date of April 23, 2022. Upon the occurrence of certain events of default, the Buyer, among other remedies, has the right to charge a penalty in a range of 18% to 40% dependent on the specific default event. Amounts due under Tranche #1 may also be converted into shares (the “Bridge SPA Conversion Shares”) of the Company’s Common Stock at any time, at (i) a conversion price, during the first 180 days, of $0.10 per share (the “Fixed Price”), and then (2) at the lower of the Fixed Price or 65% of the Company’s lowest traded price after the first 180 days or at the lower of the Fixed Price or 55% of the Company’s traded stock price under certain circumstances. The Company may redeem the Convertible Note at rates of 110% to 140% rates over the principal balance dependent on certain events and redeem the value with accrued interest thereon, if any.

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On August 6, 2019, pursuant to the Bridge SPA the Company entered into Convertible Note Tranche #2 (“Tranche #2”, and together with the Trieu Note and Tranche #1, the “April 2019 Convertible Debentures”) with the Bridge Investor. Tranche #2 has a principal balance of $200,000, an OID of $20,000 and debt issuance costs of $5,000, resulting in net proceeds of $175,000, with a maturity date of August 6, 2022. Upon the occurrence of certain events of default, the Buyer, among other remedies, has the right to charge a penalty in a range of 18% to 40% dependent on the specific default event. Amounts due under Tranche #1 may also be converted into Bridge Conversion Shares of the Company’s Common Stock at any time, at the option of the holder, at a conversion price equal to the Fixed Price, at the lower of the Fixed Price or 65% of the Company’s lowest traded price after the 180th day or at the lower of the Fixed Price or 55% of the Company’s traded stock price under certain circumstances. The Company may redeem the Convertible Note at rates of 110% to 140% rates over the principal balance dependent on certain events and redeem the value with accrued interest thereon, if any.

The April 2019 Bridge Notes reached the 180 days prior to the end of the three months ended March 31, 2020. As such, all the note holders had the ability to convert that debt into equity at the variable conversion price of 65% of the Company’s lowest traded price after the first 180 days or at the lower of the Fixed Price or 55% of the Company’s traded stock price under certain circumstances.

An aggregate of 4,000,000 shares of Common Stock issuable upon conversion of the April 2019 Convertible Debentures are included in this prospectus and being registered hereunder.

Fall 2019 Convertible Notes

In December 2019, the Company entered into Note Purchase Agreements (the “Note Purchase Agreements”) with certain accredited investors for the sale of convertible promissory notes (the “Fall 2019 Convertible Notes”) raising an additional $500,000 for gross proceeds of $1.0 million (the “Fall 2019 Debt Financing”). The Company also offset certain amounts due to Dr. Vuong Trieu, the Company’s Chief Executive Officer, Chulho Park, the Company’s Chief Technology Officer, and Amit Shah, the Company’s Chief Financial Officer and converted such amounts due into the Fall 2019 Convertible Notes, including $35,000 due to Dr. Vuong Trieu, $27,000 due to Chulho Park and $20,000 due to Amit Shah.

The Fall 2019 Convertible Notes provide for interest at the rate of 5% per annum and are unsecured. All amounts outstanding under the Fall 2019 Convertible Notes become due and payable upon the approval of the holders of a majority of the principal amount of outstanding Fall 2019 Convertible Notes (the “Majority Holders”) on or after (a) November 23, 2020 or (b) the occurrence of an event of default (either, the “Maturity Date”). The Company may prepay the Fall 2019 Convertible Notes at any time. Events of default under the Fall 2019 Convertible Notes include failure to make payments under the Fall 2019 Convertible Notes within thirty (30) days of the date due, failure to observe of the Note Purchase Agreement or Fall 2019 Convertible Notes which is not cured within thirty (30) days of notice of the breach, bankruptcy, or a change in control of the Company (as defined in the Note Purchase Agreement).

The Majority Holders have the right, at any time not more than five (5) days following the Maturity Date, to elect to convert all, and not less than all, of the outstanding accrued and unpaid interest and principal on the Fall 2019 Convertible Notes. The Fall 2019 Convertible Notes may be converted, at the election of the Majority Holders, either (a) into shares of the Company’s Common Stock at a conversion price of $0.18 per share, or (b) into shares of common stock of the Edgepoint, at a conversion price of $5.00 (based on a $5.0 million pre-money valuation) of Edgepoint and 1,000,000 shares outstanding.

An aggregate of 4,722,222 shares of Common Stock issuable upon conversion of the Fall 2019 Convertible Notes are included in this prospectus and being registered hereunder.

July 2020 to March 2021 Convertible Notes and Warrants - Private Placement through JH Darbie & Co., Inc.

Between July 2020 and March 2021, the Company offered and sold certain units (“JHD Units”) in a private placement (“PPM”) through JH Darbie & Co., Inc. (“JH Darbie”), with each unit consisting of: (i) 25,000 shares of Edgepoint common stock, par value $0.01 per share (“Edgepoint Common Stock”), for a price of $1.00 per share; (ii) one convertible promissory note issued by the Company (the “PPM Convertible Note”), convertible into up to 25,000 shares of EdgePoint Common Stock at a conversion price of $1.00 per share, or up to 138,889 shares of the Company’s Common Stock, at a conversion price of $0.18 per share; and (iii) 300,000 warrants (the “PPM Warrants”), consisting of (a) 50,000 warrants to purchase an equivalent number of shares of EdgePoint Common Stock at $1.00 per share (“Edgepoint Warrant”), and (b) 250,000 warrants to purchase an equivalent number of shares of Company Common Stock at $0.20 per share (the “JH Darbie Financing”).

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Between July 2020 and March 2021, the Company issued and sold a total of 100 JHD Units, and 10 JHD Units were issued to JH Darbie as fees. The JH Darbie Financing resulted in gross proceeds of $5 million to the Company. Placement agent fees of $0.65 million were paid to JH Darbie pursuant to that certain Placement Agent Agreement, dated February 25, 2020 between the Company and JH Darbie (the “Darbie Placement Agreement”).

An aggregate of 15,277,787 shares of Common Stock issuable upon conversion of PPM Convertible Notes issued in the JH Darbie Financing and 27,500,000 shares of Common Stock issuable upon exercise of PPM Warrants are included in this prospectus and being registered hereunder. If all of the PPM Warrants are exercised for cash, we will receive gross proceeds of $5,500,000.

August 2021 Debt Financing

On August 4, 2021, the Company entered into Note Purchase Agreements (collectively, the “2021 Note Purchase Agreements”) with (i) Autotelic Inc., an entity in which Dr. Vuong Trieu, the Company’s Chairman and Chief Executive Officer, is also the Chief Executive Officer, (ii) Amit Shah, the Chief Financial Officer of the Company, and (iii) certain other accredited investors. Under the terms of the 2021 Note Purchase Agreements, the Company issued an aggregate of $698,500 (the “Principal Amount”) in debt in the form of unsecured convertible promissory notes (collectively, the “Notes”).

The Notes are unsecured, and provide for interest at the rate of 5% per annum. All amounts outstanding under the Notes become due and payable at such time as determined by the holders of a majority of the Principal Amount of the Notes (the “Majority Holders”), on or after (a) the one year anniversary of the Notes ,or (b) the occurrence of an Event of Default (as defined in the Note Purchase Agreements) (the “Maturity Date”). The Company may prepay the Notes at any time. Events of Default under the Notes include, without limitation, (i) failure to make payments under the Notes within thirty (30) days of the Maturity Date, (ii) breaches of the Note Purchase Agreement or Notes by the Company which is not cured within thirty (30) days of notice of the breach, (iii) bankruptcy, or (iv) a change in control of the Company (as defined in the Note Purchase Agreements).

The Majority Holders have the right, at any time not more than five days following the Maturity Date, to elect to convert all, and not less than all, of the outstanding accrued and unpaid interest and principal on the Notes. The Notes may be converted, at the election of the Majority Holders, into shares of the Company’s common stock, par value $0.01 per share, at a fixed conversion price of $0.18 per share.

An aggregate of 3,880,556 shares of Common Stock issuable upon conversion of the Fall 2019 Convertible Notes are included in this prospectus and being registered hereunder.

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SELLING STOCKHOLDERS

This prospectus relates to the resale by the selling stockholders identified in the table below of the shares of Common Stock issuable upon exercise of the Warrants, the Convertible Debentures and the Notes. The selling stockholders may, from time to time, offer and sell pursuant to this prospectus any or all of the shares of Common Stock acquired upon exercise of the Warrants or conversion of the Convertible Debentures or Notes. The selling stockholders may sell some, all or none of the Shares registered by the registration statement of which this prospectus forms a part. We do not know how long the selling stockholders will hold the Shares before selling them or if the selling stockholders will exercise any of the Warrants, or convert any of the Notes, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the Shares. For more information about the transactions pursuant to which the selling stockholders acquired the Warrants, the Convertible Debentures and the Notes, please see the section titled “The Corporate Equity Transactions” above.

The following table presents information regarding the selling stockholders and the shares of Common Stock issuable upon exercise of the Warrants or conversion of the Convertible Debentures or Notes that they may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the selling stockholders, and reflects its holdings as of August 10, 2021. Unless otherwise indicated below, none of the selling stockholders nor any of their affiliates has held a position or office, or had any other material relationship, with us or any of our predecessors or affiliates. Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act and Rule 13d-3 thereunder.

			Maximum Number of Shares of Common Stock Being Offered Hereby						Shares Beneficially Owned After Offering (2) (3)
Selling Stockholder	Shares Beneficially Owned Prior to Offering (1)		Shares Underlying April 2018 Warrants(2)	Shares Underlying April 2019 Convertible Debentures(2)	Shares Underlying Fall 2019 Convertible Notes(2)	Shares Underlying PPM Convertible Notes (2)	Shares Underlying PPM Warrants (2)	Shares Underlying August 2021 Convertible Notes (2)	Number	Percent
Adam Gittler	2,055,556	(5)	500,000	-	-	555,556	1,000,000		-	*
Alain Phalip	1,027,778		250,000	-	-	277,778	500,000		-	*
The Allen W. Sands Revocable Trust	1,944,444	(6)	-	-	-	694,444	1,250,000		-	*
Amit Shah	1,584,871	(7)	-	-	111,111	-	-	416,667	1,057,093	*
Balaji Bakhtavatchalam & Sophia Balaji	43,575,255	0	-	-	-	694,444	1,250,000		41,630,811	11.2%
The Barry W. Blank Trust	5,487,500	(9)	1,987,500	-	-	1,250,000	2,250,000		-	*
The Bouzida Family Trust DTD 3/24/2009	2,944,445	(8)	1,000,000	-	-	694,445	1,250,000		-	*
Bradford Nelson	1,277,778	(10)	500,000	-	-	277,778	500,000		-	*
Carl Michael Farmis	888,889	(11)	250,000	-	-	138,889	250,000		250,000	*
Chad Michael Colvin	1,666,667	(12)	500,000	-	-	416,667	750,000		-	*
Chao Hsiao	18,870,356		-	2,355,560	-	138,889	250,000	1,388,889	14,737,018	3.9%
Chulho Park	16,481,796	(13)	-	-	150,000	-	-		16,331,796	4.4%
D. Wilson Overton	777,778		-	-	-	277,778	500,000		-	*
Daniel P. Coller	638,889		250,000	-	-	138,889	250,000		-	*
Donald R. Miles	2,555,556	(14)	1,000,000	-	-	555,556	1,000,000		-	*
Elise M. Settembre TOD	638,889	(15)	250,000	-	-	138,889	250,000		-	*
Foundation for Montessori Education	458,889	(16)	-	-	-	138,889	250,000		70,000	*
Giant Panda, LLC	388,889	(17)	-	-	-	138,889	250,000		-	*
Golden Mountain Partners, LLC	-	(18)	-	-	-	-	-		-	*
Isaac Blake	1,277,778	(19)	500,000	-	-	277,778	500,000		-	*
The James William Anderson III Revocable Trust	1,277,778	(20)	500,000	-	-	277,778	500,000		-	*
Jebb A. Dykstra	777,778		-	-	-	277,778	500,000		-	*
The Jha Family Trust	1,388,889	(21)	-	-	1,388,889	-	-		-	*

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John & Kathy Nemeth	638,889		250,000	-	-	138,889	250,000		-	*
Jon A. Faulkner	388,889		-	-	-	138,889	250,000		-	*
Jon Baugh	250,000		250,000	-	-	-	-		-	*
Joy Singleton	638,889		250,000	-	-	138,889	250,000		-	*
Kathleen Jayne Blank	388,889		-	-	-	138,889	250,000		-	*
Larn Hwang	24,664,325		-	-	522,222	-	-	686,111	23,455,992	6.3%
Larry G. Kirk and Judy G. Kirk JTWROS	1,027,778	(22)	250,000	-	-	277,778	500,000		-	*
Lawrence Stanton	638,889	(23)	250,000	-	-	138,889	250,000		-	*
The Lester M. Foote Sr. Revocable Trust	145,000	(24)	125,000	-	-	-	-		20,000	*
Margaret M. Huffman	573,889		-	-	-	138,889	250,000		185,000	*
Mark Harding	388,889		-	-	-	138,889	250,000		-	*
Martin G. Ure	638,889		250,000	-	-	138,889	250,000		-	*
Matthew M. Loar	2,151,389		250,000	-	-	138,889	250,000		1,512,500	*
Mayan Tahan	638,889	(25)	250,000	-	-	138,889	250,000		-	*
Michael G. Cranmer	638,889		250,000	-	-	138,889	250,000		-	*
The Miles Trust	777,778	(26)	-	-	-	277,778	500,000		-	*
Myrna & Harold Gittler	638,889		250,000	-	-	138,889	250,000		-	*
Neal Stanton and Maria Stanton JTWROS	638,889	(27)	250,000	-	-	138,889	250,000		-	*
Paul Averback	777,778		-	-	-	277,778	500,000		-	*
Paul K. Stanton	638,889	(28)	250,000	-	-	138,889	250,000		-	*
Paul-Eric Paumard	3,383,334	(29)	1,000,000	-	-	833,334	1,500,000		50,000	*
Robert Rabinowitz	1,944,445		-	-	-	694,445	1,250,000		-	*
Robert Settembre	1,666,667		500,000	-	-	416,667	750,000		-	*
Robert W. Wahl	638,889		250,000	-	-	138,889	250,000		-	*
Roger & Darla Weissenberg	777,778		-	-	-	277,778	500,000		-	*
Schabaker Family Revocable Trust	500,000	(30)	500,000	-	-	-	-		-	*
Shelly R. Gerard	3,333,334	(31)	1,000,000	-	-	833,334	1,500,000		-	*
Sidney Stregkovsky	125,000		125,000	-	-	-	-		-	*
Stephen Boesch	1,724,940		-	-	555,556	-	-		1,169,384	*
Terry L. Anderson & Grant M. Anderson JTWROS	388,889	(32)	-	-	-	138,889	250,000		-	*
The Miller Revocable Trust DTD 10/2/1996	638,889	(33)	250,000	-	-	138,889	250,000		-	*
Thomas V. Trozera Trust	388,889	(34)	-	-	-	138,889	250,000		-	*
Valerie McKean	2,555,556		1,000,000	-	-	555,556	1,000,000		-	*
Visa Industries of Arizona, Inc.	777,778	(35)	-	-	-	277,778	500,000		-	*
Vuong N. Trieu	121,255,296	(36)	-	1,644,440	1,583,333	694,445	1,250,000	1,388,889	114,694,189	30.5%
Yeuh Jung Lee	4,931,379		-	-	411,111	-	-		4,520,268	1.2%

*	Denotes a percentage less than one percent.

(1)	Includes shares owned prior to the Equity Transactions, which shares are not being offered pursuant to this prospectus. Information concerning named selling stockholders or future transferees, pledgees, assignees, distributees, donees or successors of or from any such stockholder or others who later hold any selling stockholder’s interests will be set forth in supplements to this prospectus, absent circumstances indicating that the change is material. In addition, post-effective amendments to the registration statement of which this prospectus forms a part will be filed to disclose any material changes to the plan of distribution from the description in the final prospectus.

(2)	See the section titled “The Corporate Equity Transactions” on page 8 for more information on each of the April 2018 Warrants, April 2019 Convertible Debentures, Fall 2019 Convertible Notes, GMP Note, PPM Convertible Notes and PPM Warrants.

(3)	Assumes that each selling stockholder will sell all shares offered by it under this prospectus, except certain selling stockholders subject to Rule 144 restrictions.

(4)	Based on 371,354,911 shares outstanding as of August 10, 2021. Except as noted below, beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All entries exclude beneficial ownership of shares issuable pursuant to warrants, options or other derivative securities that have not vested or that are not otherwise exercisable as of the date hereof or which will not become vested or exercisable within 60 days of August 10, 2021.

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(5)	Represents shares held in the Reporting Person’s IRA account.

(6)	As trustee of the Allen W. Sands Revocable Trust, Allen W. Sands may be deemed to have voting and investment discretion over the securities identified herein.

(7)	Amit Shah is the current Chief Financial Officer of the Company. Amount reported herein includes 358,837 shares of Common Stock and 698,256 shares of Common Stock issuable upon exercise of stock options held by Mr. Shah.

(9)	As trustee of the Barry W. Blank Trust, Barry W. Blank may be deemed to have voting and investment discretion over the securities identified herein.

(8)	As trustee of the Bouzida Family Trust DTD 3/24/2009, Soraya Bouzida may be deemed to have voting and investment discretion over the securities identified herein.

(10)	Represents shares held in the Reporting Person’s IRA account.

(11)	Represents shares held in the Reporting Person’s IRA account.

(12)	Represents shares held in the Reporting Person’s IRA account.

(13)	Amount reported herein includes 2,833,992 shares of Common Stock and 13,285,011 shares of Common Stock issuable upon conversion of Series A Preferred held directly by Mr. Park.

(14)	Represents shares held in the Reporting Person’s IRA account.

(15)	As beneficiary of the Elise M. Settembre TOD, Elise M. Settembre may be deemed to have voting and investment discretion over the securities identified herein.

(16)	Margaret M. Huffman, Board Member of Foundation for Montessori Education, a charitable corporation, may be deemed to have voting and investment discretion over the securities identified herein.

(17)	Justin R. Krueger, Managing Member of Giant Panda, LLC, may be deemed to have voting and investment discretion over the securities identified herein.

(18)	Edwin C H Wang, Chairman of Golden Mountain Partners, LLC, may be deemed to have voting and investment discretion over the securities identified herein

(19)	Represents shares held in the Reporting Person’s IRA account.

(20)	As trustee of the James William Anderson III Revocable Trust, James W. Anderson III may be deemed to have voting and investment discretion over the securities identified herein.

(21)	As trustee of the Jha Family Trust, Sanjay Jha may be deemed to have voting and investment discretion over the securities identified herein.

(22)	As tenants of the Larry G. Kirk and Judy G. Kirk JTWROS, Larry G. Kirk and Judy G. Kirk may be deemed to have voting and investment discretion over the securities identified herein.

(23)	Represents shares held in the Reporting Person’s IRA account.

(24)	As trustee of the Lester M. Foote Sr. Revocable Trust, Lester M. Foote Sr. may be deemed to have voting and investment discretion over the securities identified herein.

(25)	Represents shares held in the Reporting Person’s IRA account.

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(26)	As trustee of the Miles Trust, Donald R. Miles may be deemed to have voting and investment discretion over the securities identified herein.

(27)	As tenants of the Neal Stanton and Maria Stanton JTWROS, Neal Stanton and Maria Stanton may be deemed to have voting and investment discretion over the securities identified herein

(28)	Represents shares held in the Reporting Person’s IRA account.

(29)	Amount reported herein includes (i) 500,000 shares of Common Stock issuable upon conversion of the April 2018 Warrants, 556,556 shares of Common stock issuable upon conversion of the PPM Convertible Notes, 1,000,000 shares of Common Stock issuable upon conversion of the PPM Warrants and 50,000 shares of Common Stock held in the Paul Eric Paumard SEP IRA, and (ii) 500,000 shares of Common Stock issuable upon conversion of the April 2018 Warrants, 277,778 shares of Common Stock issuable upon conversion of the PPM Convertible Notes and 500,000 shares of Common Stock issuable upon conversion the PPM Warrants held in the Paul Eric Paumard TOD. As beneficiary of the Paul Eric Paumard SEP IRA and the Paul Eric Paumard TOD , Paul Eric Paumard may be deemed to have voting and investment discretion over the securities identified herein.

(30)	As trustees of the Schabaker Family Revocable Trust, Nolan D. Schabacker and Pamela K. Schabacker may be deemed to have voting and investment discretion over the securities identified herein.

(31)	Represents shares held in the Reporting Person’s IRA account.

(32)	As tenants of the Terry L. Anderson and Grant M. Anderson JTWROS, Terry L. Anderson and Grant M. Anderson may be deemed to have voting and investment discretion over the securities identified herein

(33)	As trustee of the Miller Revocable Trust DTD 10/2/1996, Leonard Miller may be deemed to have voting and investment discretion over the securities identified herein.

(34)	As trustee of the Thomas V. Trozera Trust, Thomas V. Trozera may be deemed to have voting and investment discretion over the securities identified herein.

(35)	As President of Visa Industries of AZ Inc., Mary Anne Ramirez may be deemed to have voting and investment discretion over the securities identified herein.

(36)	Vuong N. Trieu is the current President, Chief Executive Officer and Chairman of the Board of Directors of the Company. Amount reported herein includes (i) 90,527,323 shares of Common Stock and 513,953 shares of Common Stock issuable upon conversion of stock options held directly by Mr. Trieu, (ii) 6,872,529 shares of Common Stock held by Mr. Trieu’s spouse, and (iii) 16,780,384 shares of Common Stock held by Autotelic, Inc. Mr. Trieu may be deemed to have voting and investment discretion over the securities held by Autotelic, Inc. identified herein.

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USE OF PROCEEDS

The Common Stock to be offered and sold using this prospectus will be offered and sold by the selling stockholders named in this prospectus. Accordingly, we will not receive any proceeds from any sale of shares of our Common Stock in this offering related to the Debentures or various Notes. The shares of Common Stock registered by this prospectus may be issued upon exercise of the Warrants or conversion of the Convertible Debentures or Notes. Upon any exercise of the Warrants, the selling stockholders will pay us the applicable exercise price related to the exercise of the Warrants, and we currently anticipate that any such proceeds would be used primarily for developing our portfolio of drug products, working capital and general corporate purposes. We will pay all of the fees and expenses incurred by us in connection with this registration. We will not be responsible for fees and expenses incurred by the selling stockholders or any underwriting discounts or agent’s commissions.

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PLAN OF DISTRIBUTION

We are registering the shares of Common Stock issuable upon exercise of the Warrants and conversion of the Convertible Debentures or Notes held by the selling stockholders identified herein to permit the resale of these shares of Common Stock by the holders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of our Common Stock, if any. We will bear all fees and expenses incident to our obligation to register the shares of our Common Stock.

The Common Stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The selling stockholder may use any one or more of the following methods when selling shares:

●	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchases;
●	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	Privately negotiated transactions;
●	Broker-dealers may agree with the selling stockholders to see a specified number of such shares at a stipulated price per share; or
●	A combination of any such methods of sale.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

If the selling stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of our Common Stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of Common Stock owned by them, and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

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Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will pay all expenses of the registration of the shares of Common Stock pursuant to the Registration Rights Agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related Registration Rights Agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

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DESCRIPTION OF OUR CAPITAL STOCK

The following summary of the rights of our capital stock is not complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on April 15, 2021, which is incorporated by reference herein.

General

We are authorized to issue 765,000,000 shares of capital stock, $0.01 par value, consisting of 750.0 million shares of Common Stock, $0.01 par value per share, and 15.0 million shares of preferred stock, $0.01 par value per share.

Common Stock

As of August 10, 2021, there were 371,354,911 shares of Common Stock issued and outstanding. Each share of Common Stock shall have one (1) vote per share for all purposes. Our Common Stock does not provide preemptive, subscription or conversion rights and there is no redemption or sinking fund provisions or rights. Our Common Stockholders are not entitled to cumulative voting for election of Board members. Each share of our Common Stock entitles its holder to one vote in the election of each director and on all other matters voted on generally by our stockholders. Holders of our Common Stock will be entitled to dividends in such amounts and at such times as our Board of Directors in its discretion may declare out of funds legally available for the payment of dividends. We currently intend to retain our entire available discretionary cash flow to finance the growth, development and expansion of our business and do not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Any future dividends will be paid at the discretion of our Board of Directors. As of August 10, 2021 approximately 87 stockholders of record of our Common Stock.

Preferred Stock

We are authorized to issue 15,000,000 preferred shares, of which we had 0 issued and outstanding as of August 10, 2021 and 278,188 shares were issued and outstanding as of December 31, 2020. All the preferred shares outstanding as of December 31, 2020 were converted in March 2021.

Options and Warrants

As of August 10, 2021 and December 31, 2020, we had approximately 52,181,562 and 22,644,000, respectively, shares of Common Stock underlying currently outstanding warrants and options.

Convertible Debt

As of August 10, 2021 and December 31, 2021, we had approximately 35,389,000 and 31,348,000, respectively, shares of Common Stock underlying convertible debt.

Dividend Rights

There are no restrictions in our Articles of Incorporation or Bylaws that prevent us from declaring dividends. The Delaware General Corporation Law, however, does prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1.	We would not be able to pay our debts as they become due in the usual course of business; or

2.	Our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution

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We have never declared or paid any cash dividends on our Common Stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future.

Sales Pursuant to Rule 144

Any shares of Common Stock covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, our affiliates or persons selling shares on behalf of our affiliates who own shares that were acquired from us or an affiliate of ours at least six months prior to the proposed sale are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

●	1% of the number of shares of Common Stock then outstanding, which will equal 3,713,549 shares as of the date of this Prospectus; or

●	the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Transfer Agent and Registrar

Our transfer agent is American Stock Transfer & Trust Company, a SEC Registered transfer agent. American Stock Transfer & Trust Company is located at 6201 15th Avenue, Brooklyn, NY 11219 and its telephone number is (800) 937-5449.

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LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Disclosure Law Group, a Professional Corporation, San Diego, California (DLG).

EXPERTS

The consolidated financial statements of Oncotelic Therapeutics, Inc. (Formerly Mateon Therapeutics, Inc.) as of December 31, 2020 and 2019 and for each of the years in the two-year period ended December 31, 2020 incorporated in this Prospectus by reference from the Oncotelic Therapeutics, Inc. (Formerly Mateon Therapeutics, Inc.) Annual Report on Form 10-K for the year ended December 31, 2020 have been audited by Baker Tilly US, LLP, an independent registered public accounting firm, as stated in their reports thereon which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern, incorporated herein by reference, and have been incorporated in this Prospectus and Registration Statement in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance therewith we file annual, quarterly, and other reports, proxy statements and other information with the Commission under the Exchange Act. Such reports, proxy statements and other information, including the Registration Statement, and exhibits and schedules thereto, are available to the public through the Commission’s website at www.sec.gov.

We have filed with the Commission a registration statement under the Securities Act of 1933, as amended, relating to the offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed by us with the SEC are incorporated by reference in this prospectus:

●	our Annual Report on Form 10-K for the year ended December 31, 2020, filed on April 15, 2021;

●	our Quarterly Report on Form 10-Q for the three months ended March 31, 2021, filed on May 24, 2021;

●	our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2021, filed on August 20, 2021;

●	our Current Report on Form 8-K, filed on January 15, 2021;

●	our Current Report on Form 8-K, filed on February 1, 2021;

●	our Current Report on Form 8-K, filed on February 2, 2021;

●	our Current Report on Form 8-K, filed on February 2, 2021;

●	our Current Report on Form 8-K, filed on February 18, 2021;

●	our Current Report on Form 8-K, filed on March 2, 2021;

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●	our Current Report on Form 8-K, filed on March 26, 2021;

●	our Current Report on Form 8-K, filed on March 30, 2021;

●	our Current Report on Form 8-K, filed on April 21, 2021;

●	our Current Report on Form 8-K, filed on May 7, 2021;

●	our Current Report on Form 8-K, filed on June 1, 2021;

●	our Current Report on Form 8-K, filed on June 15, 2021;

●	our Current Report on Form 8-K, filed on July 2, 2021;

●	our Current Report on Form 8-K, filed on July 20, 2021;

●	our Current Report on Form 8-K, filed on August 5, 2021;

●	our Current Report on Form 8-K, filed on August 17, 2021;

●	our Current Report on Form 8-K, filed on September 3, 2021; and

●	The description of our Common Stock contained in our Registration Statement on Form 8-A filed on June 24, 1993 (File No. 0-21990) pursuant to Section 12(g) of the Exchange Act, which incorporates by reference the description of the shares of our Common Stock contained in our Registration Statement on Form S-1 (File No. 33-64968) filed on June 24, 1993 and declared effective by the SEC on August 25, 1993, and any amendment or report filed with the SEC for purposes of updating such description.

We also incorporate by reference all documents we file pursuant to Section 13(a), 13(c), 14 or 15 of the Exchange Act (other than any portions of filings that are furnished rather than filed pursuant to Items 2.02 and 7.01 of a Current Report on Form 8-K) after the date of the initial registration statement of which this prospectus is a part and prior to effectiveness of such registration statement. All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, by writing to or calling us at:

Oncotelic Therapeutics, Inc.

29397 Agoura Road, Suite 107

Agoura Hills, CA 91301

(650) 635-7000

This prospectus is part of a registration statement we filed with the SEC. You should only rely on the information or representations contained in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide information other than that provided in this prospectus. We are not making an offer of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date on the front of the document.

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70,618,065 Shares

Common Stock

PROSPECTUS

We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus. You must not rely on any unauthorized information. This prospectus is not an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

September 24, 2021